SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               FORM 12b-25
                       NOTIFICATION OF LATE FILING
                     COMMISSION FILE NUMBER: 0-08125
                               (Check One):

|X| Form 10-K |_| Form 20-F |_| Form 11-K |_| Form 10-Q |_| Form N-SAR

For Period Ended: 3/31/98

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended: _____________________________________
----------------------------------------------------------------------
Read
Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
----------------------------------------------------------------------

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
______________________________________________________________________
PART I -- REGISTRANT INFORMATION
______________________________________________________________________
Full Name of Registrant
                         Detection Systems, Inc.
______________________________________________________________________
Former Name if Applicable
______________________________________________________________________
Address of Principal Executive Office (Street and Number)

                           130 Perinton Parkway
  _____________________________________________________________________
                         City, State and Zip Code

                         Fairport, New York 14450
  _____________________________________________________________________

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

|X|   | (a) The reasons  described in reasonable detail in Part III of
      |     this form could not be eliminated without unreasonable
      |     effort or expense;
      |
|X|   | (b) The subject annual report, semi-annual report, transition
      |     report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or
      |     portion thereof, will be filed on or before the fifteenth
      |     calendar day following the prescribed due date; or the
      |     subject quarterly report or transition report on Form 10-Q,
      |     or portion thereof, will be filed on or before the fifth
      |     calendar day following the prescribed due date; and
      |
|_|   | (c) The accountant's statement or other exhibit required by Rule
      |     12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed.)

      The registrant was unable to file its report on Form 10-K due on June 29, 1998 because certain information necessary for the proper presentation of the consolidated financial statements required for
      Item 8 of Form 10-K was incomplete as of that date.

PART IV--OTHER INFORMATION


(1) Name and telephone number of person to contact in regard to this notification:

Frank J. Ryan                716             223-4060
________________________  ___________  __________________
           (Name)          (Area Code)  (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been
filed? If the answer is no, identify report(s)     |X| Yes  |_| No
--------------------------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the
     subject report or portion thereof?              |X| Yes  |_| No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

   The following information was contained in a press release that was disseminated to the financial community on June 29, 1998:

   Fairport,  New York.  Detection Systems,  Inc. (NASDAQ National Market:
DETC) today reported results for its fiscal year ended March 31, 1998. Net sales for the fiscal year were up 24.8% to $126.4 million, as compared to $101.3 million one year ago. Net income for the fiscal year ended March 31, 1998 was $1.4 million, or $0.24 per diluted share, as compared to $3.7 million, or $0.76 per diluted share, for the previous year. Net sales for the fourth quarter ended March 31, 1998 were $32.3 million as compared to $26.8 million in the year ago period. The fourth quarter resulted in a net loss of $0.3 million compared to net income of $1.2 million for the comparable year ago period. International acquisitions completed during fiscal 1998 added $24.6 million to sales.

   International sales now represent approximately 28% of the Company's total sales. International sales were negatively impacted by the strength of the U.S. dollar. Domestic sales were approximately equal to the prior year. Domestic sales growth was negatively affected by the restructuring of the Company's relationship with its largest domestic customer and the continued consolidation of the retail side of the electronic security trade.

   The Company's fiscal 1998 profit was impacted by less than expected sales increases, by previously disclosed unexpected production inefficiencies associated with the transition of manufacturing to the Company's China facility, and by lower than expected earnings results from acquisitions.

   Manufacturing  restructuring  activities  being phased in during fiscal
1998 and 1999 are expected to result in annualized cost savings of approximately $4 million. These include a shut down of manufacturing at the Company's Radionics facility in Salinas, California and reductions in force at the Company's DA Systems division located in the United Kingdom and at its U.S. based manufacturing located in Fairport, New York. As a result of actions which took place in the fourth quarter of fiscal 1998, the Company recorded a restructuring charge of approximately $0.4 million. The Company expects to record an additional $0.4 million charge in its first quarter of fiscal 1999 in connection with the completion of these manufacturing restructuring activities. Excluding the $0.4 million restructuring charge, pre-tax earnings for the fourth quarter were $0.1 million.

   In conjunction with its year end close and as a result of errors associated with the integration of three separate management information systems, which began in the second quarter, the Company's previously reported fiscal 1998 second and third quarter results are being restated. The Company's fiscal 1998 second quarter pre-tax earnings have been increased to $0.9 million compared to pre-tax earnings of $0.5 million reported in its second quarter Form 10-Q/A filed March 3, 1998. The Company's fiscal 1998 third quarter pre-tax results have been reduced to a loss of $0.1 million compared to the previously reported pre-tax earnings of $0.2 million.

   Detection Systems, Inc. is a leading supplier of equipment to the electronic protection industry, with facilities in New York, California, the United Kingdom, Belgium, France, Australia, New Zealand, Hong Kong and China. The Company designs, manufactures and markets electronic detection, control and communication equipment for security, fire protection, access control and closed circuit television applications.



FINANCIAL RESULTS:

--------------------------------------------------------------------------
                   SUMMARY CONSOLIDATED FINANCIAL DATA
--------------------------------------------------------------------------
                  (in thousands, except per share data)

Fiscal Year Ended March 31,                            1998          1997
Net sales                                         $ 126,343     $ 101,251
Costs and expenses
  Production                                         83,863        64,916
  Research and development                            8,579         8,115
  Marketing, administrative & general                29,321        21,502
                                                     ------        ------
Operating income                                    $ 4,580       $ 6,718
Interest income                                         201           131
Interest expense                                     (2,236)       (1,765)
Other income (expense)                                 (208)          166
                                                     ------        ------
Income before taxes                                 $ 2,337       $ 5,250
Provision for taxes                                     955         1,525
                                                     ------        ------
Net income                                          $ 1,382       $ 3,725
Earnings per share                                  =======       =======
   Basic                                              $0.25         $0.85
   Diluted                                            $0.24         $0.76
Weighted average number of shares outstanding         5,433         4,359
Diluted share equivalents                             5,723         4,933

--------------------------------------------------------------------------
                            BALANCE SHEET DATA
--------------------------------------------------------------------------
                                                 3/31/98          3/31/97
Cash and cash equivalents..................     $  3,160         $  2,244
Total assets...............................     $ 94,044         $ 68,276
Total debt including current portion.......     $ 20,956         $ 29,187
Shareholders' equity.......................     $ 51,264         $ 17,831


                           #### #### #### ####

For additional information, contact:

DETECTION SYSTEMS, INC.                      Investor Relations Counsel:
Frank J. Ryan, Vice President   - OR-              THE EQUITY GROUP INC.
(716) 223-4060                               Linda Latman (212) 836-9609


--------------------------------------------------------------------------
The Company, from time to time, may discuss forward-looking information. Except for the historical information contained in this release, all forward-looking information are estimates by the Company's management and are subject to various risks and uncertainties that may be beyond the Company's control and may cause results to differ from management's current expectations.
--------------------------------------------------------------------------

====================================================================

                         Detection Systems, Inc.
               ____________________________________________
               (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  June 30, 1998                 By:  /s/Karl H. Kostusiak

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

------------------------------ATTENTION ----------------------------
        Intentional misstatements or omissions of fact constitute
            Federal Criminal Violations (See 18 U.S.C. 1001).
--------------------------------------------------------------------